[redacted]

08027973

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: February 28, 2010 |
| Estimated average burden hours per response . . . 12.00 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

SEC Mail Processing Section

FEB 29 2008

Washington, DC 112

| SEC FILE NUMBER |
|---|
| 8-34999 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: UMB Financial Services, Inc.
(a wholly owned subsidiary of UMB Bank, n.a.)

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

928 Grand Boulevard
(No. and Street)

Kansas City (City) | Missouri (State) | 64106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick C. Farrell | (816) 860-8777 (Area Code - Telephone No.)

Senior Vice President and Chief Operating Officer

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1100 Walnut Street, Suite 3300 (Address) | Kansas City (City) | Missouri (State) | 64106-2232 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## UMB FINANCIAL SERVICES, INC.
**(A Wholly owned Subsidiary of UMB Bank, n.a.)**

## TABLE OF CONTENTS

# AFFIRMATION

I, Rick C. Farrell, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to UMB Financial Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Bank, n.a.) as of and for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rick Farrell 2/27/08

Signature Date

SVP

Title

VONDA LEE KIRKMAN
Notary Public - Notary Seal
STATE OF MISSOURI
Clay County
My Commission Expires: Dec 1, 2011
Commission # 07417404

Vonda Lee Kirkman

Notary Public

# *UMB Financial Services, Inc.*

***(A Wholly Owned Subsidiary of UMB Bank, n.a.)***

*SEC I.D. No. 8-34999*

*Financial Statements for the Year Ended December 31, 2007, Supplemental Schedules as of December 31, 2007, and Independent Auditors' Report and Supplemental Report on Internal Control*

*Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT*

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
UMB Financial Services, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of UMB Financial Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Bank, n.a.) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (g) and (h) listed on the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2008

# UMB FINANCIAL SERVICES, INC.
**(A Wholly Owned Subsidiary of UMB Bank, n.a.)**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2007**

## ASSETS

| | |
|---|---|
| CASH ON DEPOSIT WITH AFFILIATE BANK | $ 605,887 |
| TRADING SECURITIES — U.S. government and agencies — at fair value | 2,237,745 |
| RECEIVABLE FROM CLEARING BROKER | 125,291 |
| DEFERRED INCOME TAXES | 17,519 |
| PROPERTY AND EQUIPMENT — Net of accumulated depreciation of $157,705 | 11,726 |
| PREPAID EXPENSES AND OTHER | 71,164 |
| TOTAL | $ 3,069,332 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accrued expenses and other | $ 596,089 |
| Income taxes payable to affiliate bank | 371,297 |
| Payable to affiliate and correspondent banks | 192,766 |
| Total liabilities | 1,160,152 |
| STOCKHOLDER'S EQUITY: | |
| Common stock, $100 par value — authorized, issued, and outstanding, 1,000 shares | 100,000 |
| Additional paid-in capital | 1,050,000 |
| Retained earnings | 759,180 |
| Total stockholder's equity | 1,909,180 |
| TOTAL | $ 3,069,332 |

See notes to financial statements.

## UMB FINANCIAL SERVICES, INC.
**(A Wholly Owned Subsidiary of UMB Bank, n.a.)**

**STATEMENT OF INCOME**
**YEAR ENDED DECEMBER 31, 2007**

| | |
|---|---|
| REVENUES: | |
| Fees | $ 7,321,974 |
| Commissions | 2,583,674 |
| Investment income and other | 216,317 |
| Total revenues | 10,121,965 |
| EXPENSES: | |
| Employee compensation and benefits | 4,955,231 |
| Commissions | 2,414,143 |
| Other | 704,467 |
| Data processing | 402,085 |
| Communications | 74,087 |
| Occupancy and equipment rental | 9,728 |
| Total expenses | 8,559,741 |
| INCOME BEFORE INCOME TAXES | 1,562,224 |
| INCOME TAX EXPENSE: | |
| Current | 623,942 |
| Deferred | 52,058 |
| Total income tax expense | 676,000 |
| NET INCOME | $ 886,224 |

See notes to financial statements.

## UMB FINANCIAL SERVICES, INC.
**(A Wholly Owned Subsidiary of UMB Bank, n.a.)**

### STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
### YEAR ENDED DECEMBER 31, 2007

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| BALANCE — January 1, 2007 | $ 100,000 | $ 1,050,000 | $ 1,372,956 | $ 2,522,956 |
| Dividend paid to affiliate bank | | | (1,500,000) | (1,500,000) |
| Net income | | | 886,224 | 886,224 |
| BALANCE — December 31, 2007 | $ 100,000 | $ 1,050,000 | $ 759,180 | $ 1,909,180 |

See notes to financial statements.

## UMB FINANCIAL SERVICES, INC.
**(A Wholly Owned Subsidiary of UMB Bank, n.a.)**

**STATEMENT OF CASH FLOWS**
**YEAR ENDED DECEMBER 31, 2007**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 886,224 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 5,894 |
| Deferred income taxes | 52,058 |
| Proceeds from maturities of trading securities | 14,600,000 |
| Purchases of trading securities | (14,121,240) |
| Accretion of interest discount on trading securities | (119,842) |
| Changes in: | |
| Receivable from clearing broker | 1,093 |
| Income taxes receivable/payable from/to affiliate bank | 372,274 |
| Prepaid expenses and other assets | 14,371 |
| Payable to affiliate and correspondent banks | 191,352 |
| Accrued expenses and other | (59,884) |
| Total cash flows provided by operating activities | 1,822,300 |
| CASH FLOWS FROM INVESTING ACTIVITIES - Purchases of property and equipment | (1,282) |
| Total cash flows used in investing activities | (1,282) |
| CASH FLOWS FROM FINANCING ACTIVITIES - Payment of dividend to affiliate bank | (1,500,000) |
| Total cash flows used in financing activities | (1,500,000) |
| NET INCREASE IN CASH ON DEPOSIT WITH AFFILIATE BANK | 321,018 |
| CASH ON DEPOSIT WITH AFFILIATE BANK — Beginning of year | 284,869 |
| CASH ON DEPOSIT WITH AFFILIATE BANK — End of year | $ 605,887 |
| SUPPLEMENTAL CASH FLOW INFORMATION - Income taxes paid to affiliate bank | $ 279,400 |

See notes to financial statements.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Company Description and Operations** — UMB Financial Services, Inc. (the "Company") is a registered securities broker and dealer and investment adviser. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. The Company is a wholly owned subsidiary of UMB Bank, n.a. ("UMB Bank"), which is a wholly owned subsidiary of UMB Financial Corporation ("UMBFC").

The Company is organized primarily to provide transaction services in a variety of investment securities for the general public. The Company offers brokerage and custodial services to its customers (including affiliate and correspondent banks) through the facilities of National Financial Services LLC ("NFS"), another registered securities broker and dealer, and a wholly owned subsidiary of Fidelity Brokerage Group, Inc. The Company's business is reliant upon its relationship with UMBFC and related affiliate and correspondent banks.

The Company introduces all customer activity to NFS, who clears all of the Company's securities transactions with and for customers on a fully disclosed basis. The Company promptly forwards all funds and securities to NFS and does not otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act").

Pursuant to an agreement between the Company and its clearing broker (NFS), NFS is required to perform a computation for proprietary accounts of introducing brokers assets similar to the customer reserve computation. Therefore, proprietary accounts held at the clearing broker are considered allowable assets in the net capital computation.

**Cash on Deposit With Affiliate Bank** — Cash on deposit with affiliate bank includes cash in transit deposited by the Company's customers that is designated for payment to a third party. The Company records an offsetting account payable and generally makes payment on behalf of the customer the next business day.

**Trading Securities** — Marketable securities, which consist of U.S. government and agency obligations, are carried at fair value, including accretion of interest, based on quoted market prices for those or similar securities, with unrealized gains or losses included in investment income.

**Property and Equipment** — Property and equipment are recorded at cost less accumulated depreciation and are depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years.

**Commissions** — Commission revenues and expenses are recorded on a settlement date basis, which is not materially different than trade date.

**Fees** — Fees are recognized when earned.

**Income Taxes** — The Company utilizes the liability method of accounting for income taxes, where deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2007.

The Company files consolidated federal and state income tax returns with UMBFC and its subsidiaries. With limited exception, the Company is no longer subject to examination by tax authorities for years prior to 2004. Income taxes are computed utilizing the incremental consolidated tax rates. The Company's current income taxes are payable to (receivable from) UMB Bank in accordance with a tax sharing agreement.

Under the Company's tax sharing agreement, for consolidated state tax returns, tax is to be allocated in accordance with allocating federal expense/benefit, unless applicable law requires a different method of allocation.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 establishes a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. FIN 48 was effective for fiscal years beginning after December 15, 2006, and was to be applied to all open tax years as of the date of effectiveness. The Company adopted FIN 48 as of January 1, 2007 and it did not have a material impact on the Company's financial statements.

**Use of Estimates** — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**New Accounting Standards** — In September 2006, FASB issued Statement on Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2007, FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS Nos. 157 and 159 during 2008 and their potential impact, if any, on the Company's financial statements is currently being assessed by management.

## 2. RELATED-PARTY TRANSACTIONS

UMB Bank provides various support services for the Company, including data processing, communications, and office occupancy. During the year ended December 31, 2007, the Company was charged approximately $23,800 for such services. The Company is charged a quarterly management fee by UMBFC for estimated expenses of certain operational and administrative functions. If actual expenses for these functions differ significantly from the estimate, the management fee will be adjusted accordingly. During the year ended December 31, 2007, the Company was charged approximately $55,200 for these functions. These amounts are based on UMB Bank's costs to provide the services and

do not necessarily represent the cost of the services had they been obtained from a third party. These amounts are included in "Other" expenses in the statement of income.

The Company participates in the qualified 401(k) profit sharing plan administered by UMBFC that permits participants to make contributions by salary reduction. The Company made matching or discretionary contributions to this plan approximating $99,600 for the year ended December 31, 2007.

## 3. NET CAPITAL REQUIREMENT

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Act. Rule 15c3-1 requires minimum net capital to be the greater of $250,000 or 6⅔% of aggregate indebtedness. As of December 31, 2007, the Company had net capital, as defined, of $1,797,566, which was $1,547,566 in excess of its minimum net capital requirement of $250,000. Also, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15:1. The Company's ratio of aggregate indebtedness to net capital was 0.65 to 1 as of December 31, 2007.

## 4. INCOME TAXES

The provision for income taxes differs from the amounts computed by applying the federal tax rate of 35% to income before income taxes. The reasons for these differences are as follows:

| | |
|---|---|
| Computed "expected" tax provision | $ 546,778 |
| State taxes — net of federal provision | 109,850 |
| Non-deductible expenses | 19,640 |
| Other | (268) |
| Total | $ 676,000 |

The Company is included in a combined Kansas tax return. The filing methodology requires that the Company's apportionment factors are compared to the entire combined group's apportionment factors and is multiplied by the combined Kansas taxable income. The result is a relatively high Kansas tax expense for the Company that will be reimbursed via the Company's tax sharing agreement.

The tax effects of temporary differences that give rise to the significant portions of the deferred taxes are as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Tax accounting method change — cash to accrual | $ 41,588 |
| Accrued expenses | 3,693 |
| Accrued profit sharing | 864 |
| Total deferred tax assets | 46,145 |
| Deferred tax liabilities: | |
| Property and equipment | (5,173) |
| Prepaid expenses | (23,453) |
| Total deferred tax liabilities | (28,626) |
| Net deferred income taxes | $ 17,519 |

## 5. COMMITMENTS AND CONTINGENCIES

The Company's customer accounts are carried by NFS. All execution and clearing services are also performed by NFS. The agreement between the Company and NFS stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The settlement of open transactions as of December 31, 2007, did not have a material adverse effect on the Company's financial statements.

As a securities broker and dealer, the Company is engaged in various securities trading activities. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company manages its risk in this area through NFS's monitoring of customer position and credit limits and collateral. Additional collateral is required from customers where appropriate.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

## 6. GUARANTEES

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

## 7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash on deposit with affiliated bank, trading securities, receivable from clearing broker, payable to affiliate and correspondent banks and accrued expenses and other liabilities. The estimated fair value of such financial instruments at December 31, 2007 approximate their carrying value as reflected in the statement of financial condition. The fair value of the Company's investment in trading securities has been estimated based on year-end quoted market prices.

* * * * * *

# SUPPLEMENTAL SCHEDULES

## UMB FINANCIAL SERVICES, INC.
**(A Wholly Owned Subsidiary of UMB Bank, n.a.)**

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**DECEMBER 31, 2007**

| | |
|---|---|
| TOTAL STOCKHOLDER'S EQUITY | $ 1,909,180 |
| DEDUCTIONS AND CHARGES: | |
| Property and equipment — net of accumulated depreciation | (11,726) |
| Deferred income taxes | (17,519) |
| Prepaid expenses and other | (71,164) |
| Haircut on trading securities | (11,205) |
| Total deductions and charges | (111,614) |
| NET CAPITAL | $ 1,797,566 |
| AGGREGATE INDEBTEDNESS: | |
| Accrued expenses and other | $ 192,766 |
| Payable to affiliate and correspondent banks | 596,089 |
| Income taxes payable to affiliate bank | 371,297 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 1,160,152 |
| COMPUTATION OF NET CAPITAL REQUIREMENT — Minimum net capital required (the greater of the minimum dollar net capital requirement of $250,000 or 6 2/3% of aggregate indebtedness) | $ 250,000 |
| EXCESS NET CAPITAL | $ 1,547,566 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 0.65 to 1 |

There are no material differences between the above computation of net capital under Rule 15c3-1 and that filed by the Company in Part IIA of its unaudited Form X-17A-5 as of December 31, 2007.

## UMB FINANCIAL SERVICES, INC.

**(A Wholly Owned Subsidiary of UMB Bank, n.a.)**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934**
**DECEMBER 31, 2007**

**EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

## SUPPLEMENTAL REPORT ON INTERNAL CONTROL

February 26, 2008

To the Stockholders and Board of Directors
UMB Financial Services, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of UMB Financial Services, Inc. (the "Company") (a wholly owned subsidiary of UMB Bank, n.a.) as of and for the year ended December 31, 2007 (on which we issued our report dated February 26, 2008), in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP



END